UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WILHELMINA INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	74-2781950
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

200 Crescent Court, Suite 1400, Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:	N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Wilhelmina International, Inc., a Delaware corporation (the “Company”, “we” or “us”), with the Securities and Exchange Commission (the “Commission”) in connection with the registration of its common stock, par value $0.01 per share (the “Common Stock”), under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the listing of our Common Stock on The NASDAQ Stock Market LLC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1: Description of Registrant’s Securities to be Registered

Description of Capital Stock

The following is a summary of some of the terms of our capital stock.  Because it is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the relevant provisions of our certificate of incorporation, our bylaws and our Rights Agreement (as defined below).

General

We are authorized by our certificate of incorporation to issue an aggregate of 12,500,000 shares of Common Stock.  In addition, as of the date of this prospectus, we are authorized by our certificate of incorporation to issue an aggregate of 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of our Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders.  Holders of our Common Stock do not have cumulative voting rights, which means that the holders of more than one half of the outstanding shares of Common Stock, subject to the rights of the holders of preferred stock, if any, can elect all of our directors, if they choose to do so.  In this event, the holders of the remaining shares of Common Stock would not be able to elect any directors.

Subject to the prior rights of any class or series of preferred stock which may from time to time be outstanding, if any, holders of our Common Stock are entitled to receive ratably, dividends when, as, and if declared by our board of directors out of funds legally available for that purpose and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any.  Holders of our Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

Preferred Stock

We are authorized to issue shares of “blank check” preferred stock.  Preferred stock may be issued in one or more series and having the rights, privileges and limitations, including voting rights, conversion privileges and redemption rights, as may, from time to time, be determined by our board of directors.  Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters as our board of directors deems appropriate.  The effect of such preferred stock is that, subject to federal securities laws and Delaware law, our board of directors alone, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control of us without further action by the stockholders, and may adversely affect the voting and other rights of the holders of our Common Stock.  The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of holders of our Common Stock, including the loss of voting control to others.

Stockholder Rights Plan

The Company has a shareholder’s rights plan (the “Rights Plan”). The Rights Plan provides for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock. The terms of the Rights and the Rights Plan are set forth in a Rights Agreement, dated as of July 10, 2006, as amended, by and between the Company and The Bank of New York Trust Company, N.A., now known as The Bank of New York Mellon Trust Company, N.A., as Rights Agent (the “Rights Agreement”).

The Company’s Board of Directors adopted the Rights Plan to protect shareholder value by protecting the Company’s ability to realize the benefits of its net operating loss carryforwards (“NOLs”). In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires 5% or more of the outstanding Common Stock without the prior approval of the Company’s Board of Directors.  Shareholders that own 5% or more of the outstanding Common Stock as of the close of business on the Record Date (as defined in the Rights Agreement) may acquire up to an additional 1% of the outstanding Common Stock without penalty so long as they maintain their ownership above the 5% level (such increase subject to downward adjustment by the Company’s Board of Directors if it determines that such increase will endanger the availability of the Company’s NOLs). In addition, the Company’s Board of Directors has exempted Newcastle Partners, L.P. (“Newcastle”), the Company’s largest stockholder, and may exempt any person or group that owns 5% or more if the Board of Directors determines that the person’s or group’s ownership will not endanger the availability of the Company’s NOLs. A person or group that acquires a percentage of Common Stock in excess of the applicable threshold is called an “Acquiring Person”. Any Rights held by an Acquiring Person are void and may not be exercised. The Company’s Board of Directors authorized the issuance of one Right per each share of Common Stock outstanding on the Record Date. If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 (the “Preferred Stock”), for a purchase price of $10.00. Each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. Prior to exercise, however, a Right does not give its holder any dividend, voting or liquidation rights.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws include provisions that:

-	authorize the board of directors to issue, without further action by the stockholders, all or any shares of undesignated, or “blank check,” preferred stock;

-
require the approval of the holders of at least 66 2/3% of our voting shares to approve any proposal for us to reorganize, merge or consolidate with any other corporation, or sell, lease or exchange substantially all of our assets or business;

-	require the approval of the holders of at least 66 2/3% of our voting shares to remove directors from office, with or without cause;

-	require any stockholder action to be taken at a duly called annual or special meeting of stockholders and not by written consent (subject to limited exceptions);

-	provide that only the board of directors may call special meetings of stockholders;

-	establish advance notice requirements for nominations for elections to the board of directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings; and

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require the approval of the holders of at least 66 2/3% of our voting shares to amend certain provisions of the certificate of incorporation and bylaws relating to the composition of the board of directors, meetings of stockholders, the required vote to approve certain corporate transactions and the ability of stockholders to act by written consent.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”) regulating corporate takeovers.  In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.  An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.  Section 203 may have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.  Section 203 may also discourage business combinations or other attempts that might result in a premium over the market price for the shares of Common Stock held by our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Securities Transfer Corporation.  The transfer agent’s address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034 and its telephone number is (469) 633-0101.

Item 2: Exhibits

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 4, 2014	WILHELMINA INTERNATIONAL, INC.

	By:	/s/ John Murray
		Name:	John Murray
		Title:	Chief Financial Officer